SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

AMENDMENT NO. 1

The Securities Exchange Act of 1934

LQ Corp., Inc.

(Name of Issuer)

Common Stock

(Title Class of Securities)

53631T102000

(CUSIP Number)

Carl N. Duncan, Esq.

5718 Tanglewood Drive

Bethesda, Maryland 20817

(301) 263-0200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 9, 2005

(Date of Event Which Requires Filing of This Statement)

(1) Name of Reporting Person / I.R.S. Identification Number	Jay Gottlieb/###-##-####
(2) Check the appropriate box if may be deemed member of a group	(a) N/A
(b) Reporting Person disclaims being member of a group relating to Issuer
(3) SEC use only ………………………………………
(4) Source of funds (see instructions)………………….	PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).	N/A
(6) Citizenship or place of organization ……………….	USA/incorporation inapplicable since the Reporting Person is an individual

Number of shares beneficially owned by Reporting Person with:

(7)   Sole voting power ...........………………………….

(8)   Shared voting power ……………………………….

(9)   Sole dispositive power …………………………….

(10) Shared dispositive power ………………………...

219,700 * (See Items 3 and 4)
0
219,700* (See Items 3 and 4)
0
(11) Aggregate amount beneficially owned by Reporting Person	219,700* (See Items 3 and 4)
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).	N/A
(13) Percent of class represented by amount in Row (11) ..	6.835%* (See Item 5)
(14) Type of reporting person (see instructions) ……………….	IN
* Refelcting the additional purchases described in Item 3.

Item 1. Security and Issuer.

(a) Title of Class:

Common Stock

(b) Name and Address of Issuer:

LQ Corporation, Inc.

800 Chesapeake Drive

Redwood City, California 94063

(c) Trading Symbol:

LQCI

Item 2. Identity and Background of the Reporting Entity.

(a) Name:	Jay Gottlieb
(b) Business Address	27 Misty Brook Lane New Fairfield, Connecticut 06812
(c) Occupation:	Private Investor
(d) Conviction:	N/A
(e) Civil Proceedings:	N/A
(f) State of Incorporation:	N/A since Reporting Person is an individual

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person has used personal funds to acquire an aggregate 219,700 Common Shares of  the Issuer.    169,170 of the Shares were the subject of Reporting Person’s original November 8, 2004 Schedule 13D while this additional 50,530 Shares were acquired during the period from November 8, 2004 and December 8, 2005 and is the subject of this Schedule 13D Amendment No. 1.   While unlikely to be deemed material in amount or character, the Reporting Person hereby makes this amended filing pursuant to ’34 Act Rule 13d-1(a).   See Items 4 and 5 following.

Item 4.  Purpose of Transaction.

Reporting Person is making these purchases of Issuer’s Common Shares for investment purposes only.   There is no intent to gain control of the Issuer and Reporting Person is not a member of a group relating to the Issuer.

Other than as described in this Schedule 13D, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of Issuer or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any place or proposals to change the number or term of directors or  to fill any existing vacancies on the Issuer’s Board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; any changes in Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section

12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5. Interest  in Securities of the Issuer.

(a) Aggregate Number and %:  219,700 Shares on a fully diluted basis- - i.e., 6.835% of the total 3,214,408 outstanding Common Shares of the Issuer.  (See Item 3 above.)

(b) Power to Vote or Dispose of Issuer’s Shares: 219,700 Common Shares on a fully diluted basis, power over which to vote or dispose of resides with the Reporting Person.

(c) Transactions Within Prior 60 Days:  No transactions have been effected between the Issuer and the Reporting Person beyond those described in Item 4 specifically and this Schedule 13D generally. Information contained in Item 4  above is hereby incorporated by reference.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Other than the foregoing, there are no contracts, arrangements, understandings or relationships not described herein.

Item 7. Material to be Filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies he is Jay Gottlieb, the Reporting Person, and  that the information set forth in this Schedule 13D Amend-ment No. 1 is true, complete and correct.

Dated: December 12,  2005

/s/  Jay Gottlieb

                                                                                    Jay Gottlieb